Exhibit 99.7

Press Release

ESG & UN Sustainable Development Goals:

Total Recognized as a Top Leader by BloombergNEF

Paris, April 28, 2021 – On April 13, BloombergNEF published its first study on the alignment of corporate strategies with the United Nations’ Sustainable Development Goals (SDGs). With a score of 97/100, Total ranked third worldwide in the survey, among the four business sectors studied (Oil and Gas, Utilities, Metals & Mining, Consumer Goods), and first in its sector.

The study, entitled “UN Sustainable Development Goals for Companies: Primer” assesses companies on the basis of an analysis of 10 categories of criteria, in terms of integration of the SDGs into their strategy, identification of their priority impacts and improvement targets. The assessment also takes into account the transparency of the associated reporting.

Since 2016, Total made a commitment to contribute to the SDGs’ achievement and uses them as a benchmark for measuring and prioritizing its impacts. The Group also played a pioneering role in SDG-related reporting by contributing to the work of the platform created in 2017 by the UN Global Compact and the Global Reporting Initiative (GRI).

“Total is resolutely engaged in a transformation that addresses the challenges of the sustainable development agenda: fighting global warming, delivering tangible solutions and actively promoting a just transition. Total wants to be a benchmark for corporate commitment to the Sustainable Development Goals, and I am delighted that our teams’ engagement has been recognized with this first ranking,” said Patrick Pouyanné, Chairman and Chief Executive Officer of Total.

The Bloomberg study recognizes the alignment of Total’s business strategy with clearly stated climate objectives (SDG 13), its transformation into a broad energy company with tangible low-carbon energy projects (SDG 7), and the use of its economic and social clout, notably within its supply chain (SDG 8). The study also highlights Total’s work on transparent disclosure, with the publication of detailed SDG reporting.

Total believes that transparency is essential for building relationships of trust with its stakeholders and for putting the Group on a continuous improvement path. Total reports on its performance on the basis of the various commonly used ESG disclosure frameworks. In addition to the SDGs, Total refers to the standards of the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB), the Core metrics proposed by the World Economic Forum, and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) for its climate reporting.

All of Total’s disclosures are available on its dedicated Sustainable Performance website.

About the Sustainable Development Goals

In 2015, the United Nations and its Member States adopted the 17 Sustainable Development Goals (SDGs) as a blueprint for addressing the global challenges of poverty, environmental protection, peace and prosperity by 2030. Businesses are asked to contribute to this agenda with their financial resources and capacity for innovation, to collectively resolve the issues of sustainable development.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.